LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
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April 12, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susan Block

Dear Ms. Block:

Re: Registration Statement on Form S-1 - SEC File #333-168337

We are in receipt of your letter dated March 19, 2012 concerning comments you have regarding our registration statement on Form S-1 that we filed on March 9, 2012. We provide the following responses to your concerns:

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. PLEASE TELL US WHEN YOUR CHARTER HAS BEEN REINSTATED BY THE NEVADA SECRETARY OF STATE. PLEASE CONFIRM YOU WILL NOT SEEK EFFECTIVENESS OF THE REGISTRATION STATEMENT UNTIL YOUR CHARTER HAS BEEN REINSTATED BY THE NEVADA SECRETARY OF STATE OR, ALTERNATIVELY, PLEASE REVISE YOUR FILING TO DISCLOSE THAT YOUR CHARTER HAS BEEN REVOKED AND PROVIDE US WITH AN ANALYSIS AS TO THE SECURITIES LAW IMPLICATIONS OF OFFERING STOCK IN A COMPANY THAT IS CURRENTLY NOT A VALID CORPORATION UNDER STATE LAW AND SPECIFICALLY ADDRESS THE ABILITY OF COUNSEL TO OPINE THAT THE SHARES ARE VALIDLY ISSUED. PLEASE ALSO FILE AN UPDATED LEGAL OPINION BEFORE SEEKING EFFECTIVENESS OF THE REGISTRATION STATEMENT.

     Our corporate charter has now been reinstated in Nevada. We confirm that we did not offer to sell any securities of the company during the time that our corporate charter was revoked.

SUMMARY, PAGE 3

THE COMPANY, PAGE 3

2. WE NOTE YOUR DISCLOSURE IN THE FIFTH PARAGRAPH OF THIS SECTION THAT YOU HAVE ENOUGH FUNDS ON HAND TO CONSTRUCT A BEACH SHACK IF YOU OBTAIN A PERMIT. PLEASE REVISE THIS DISCLOSURE OR ADVISE GIVEN YOUR CASH ON HAND AS OF MARCH 9, 2012 IS $3,540 AND YOU ESTIMATED COST OF $9,000 TO CONSTRUCT A BEACH SHACK.

     We have revised the noted paragraph to indicate that we will need to complete our offering in order to cover the estimated costs of constructing a beach shack.

Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
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Maria Fernandes
President